Securities and Exchange Commission

washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	May	2019
Commission File Number	001-36458
Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 - 13562 Maycrest Way Richmond, British Columbia, Canada, V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

Document 1	News Release dated May 6, 2019 - Neovasc Announces Treatment of 1,000th Refractory Angina Patient with Neovasc Reducer™

DOCUMENT 1

Neovasc Announces Treatment of 1,000th Refractory Angina Patient with Neovasc Reducer™

NASDAQ, TSX: NVCN

VANCOUVER, May 6, 2019 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ: NVCN)(TSX: NVCN), a leader in the development of minimally invasive transcatheter mitral valve replacement technologies and in the development of minimally invasive devices for the treatment of refractory angina, announced today that 1,000 patients diagnosed with refractory angina have been treated with the Neovasc Reducer™ ("Reducer").  These patients have been treated in Europe, the Middle East, Canada, and the United States (the two patients treated in the U.S. were treated under compassionate use).  Three patients were treated simultaneously by Dr. Francesco Giannini and Prof. Antonio Colombo at the Maria Cecilia Hospital in Cotignola, Italy, Prof. Marco Valgimigli at the Inselspital Universitätsspital Bern, Switzerland and Prof. Javier Escaned at the Hospital Clinico San Carlos in Madrid, Spain.

"Regular bouts of angina can significantly impact a patient's quality of life. This is especially true when these people suffer from refractory angina, which is angina that persists despite optimal drug therapy and revascularization. For many of these patients, angina changes their life unexpectedly and the prospect of living with this pain for the rest of their lives is difficult to bear," says Prof. Banai, Director Division of Cardiology at the Tel Aviv Medical Center and Medical Director for Neovasc.

"We are pleased to have treated the 1,000th patient to receive the Reducer therapy at the Inselspital Universitätsspital Bern". The procedure was performed by Prof. Marco Valgimigli and is expected to offer symptomatic relief from invalidating angina after coronary artery bypass surgery 19 years ago and multiple percutaneous coronary interventions afterwards.

The Reducer therapy now totals medical evidence spanning 1,000 patients and 14 years of follow up. This substantial evidence demonstrates that the Reducer alleviates refractory angina symptoms in about 80% of the treated patients. The procedure lasts about 20 minutes and has been shown to be very safe and straightforward.

"It is important to note that the clinical results obtained in a randomized trial have been replicated in 'real life' hospital settings across several countries," stated Dr. Giannini. "The fact that the Reducer therapy is effective and safe is very important for refractory angina patients, as this chronic condition significantly impairs their quality of life and they have very limited treatment options."

"I have been following the development of the Reducer therapy for many years. I am pleased to see how its clinical data has continued to build. With the 1,000th patient treated milestone, I believe it is time we encourage our colleagues and societies to inform their refractory angina patients that there may be a treatment option available to them today," says Prof. Colombo.

"There is great interest in the cardiology community for the Reducer device. Published data from real-world experience, which has now reach 1000 patients, supports the very solid evidence obtained in the randomized, sham-controlled COSIRA trial on the value of coronary sinus reduction in patients with refractory angina. this is particularly important for this group of patients with limited options", stated Prof. Escaned.

"We are pleased to reach this milestone and view the increasing use of the Reducer to treat refractory angina patients around the world as a testament to the positive impact the device has had on patients compared to other treatment options.  This momentum is mostly attributable to the commercialization strategy that we have implemented for the Reducer in Europe, which has generated growing interest among leading cardiologists," stated Fred Colen, CEO of Neovasc.

Reducer
The Reducer is CE-marked in the European Union for the treatment of refractory angina, a painful and debilitating condition that occurs when the coronary arteries deliver an inadequate supply of blood to the heart muscle, despite treatment with standard revascularization or cardiac drug therapies. The Reducer is not commercially available in the United States, the FDA however granted the Reducer the Breakthrough Device Designation in October of last year.  Refractory Angina affects millions of patients worldwide, who typically lead severely restricted lives as a result of their disabling symptoms, and its incidence is growing. The Reducer provides relief of angina symptoms by altering blood flow in the heart's circulatory system, thereby increasing the perfusion of oxygenated blood to ischemic areas of the heart muscle. Placement of the Reducer is performed using a minimally invasive transvenous procedure that is similar to implanting a coronary stent and is completed in approximately 20 minutes.

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and the Tiara™, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada and Europe. For more information, visit: www.neovasc.com.

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws  that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward-looking statements may involve, but are not limited to, beliefs or expectations regarding the growing interest for the Reducer among leading cardiologists, the growing incidence of refractory angina and the rapidly growing cardiovascular marketplace. Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the substantial doubt about the Company's ability to continue as a going concern; risks relating to the senior secured convertible notes (the "Notes") issued pursuant to the November 2017 private placement (the "2017 Financing"), resulting in significant dilution to the Company's shareholders; risks relating to the Company's need for significant additional future capital and the Company's ability to raise additional funding; risks relating to cashless exercise and adjustment provisions in the Notes issued pursuant to the 2017 Financing, which could make it more difficult and expensive for the Company to raise additional capital in the future and result in further dilution to investors; risks relating to the sale of a significant number of common shares of the Company; risks relating to the conversion of Notes issued pursuant to the 2017 Financing, which may encourage short sales by third parties; risks relating to the possibility that the common shares of the Company may be delisted from the Nasdaq Capital Market or the Toronto Stock Exchange, which could affect their market price and liquidity; risks relating to the Company's conclusion that it did not have effective internal control over financial reporting as at December 31, 2018; risks relating to the Company's common share price being volatile; risks relating to the influence of significant shareholders of the Company over the Company's business operations and share price; risks relating to the Company's significant indebtedness, and its effect on the Company's financial condition; risks relating to claims by third parties alleging infringement of their intellectual property rights; risks relating to lawsuits that the Company is subject to, which could divert the Company's resources and result in the payment of significant damages and other remedies; the Company's ability to establish, maintain and defend intellectual property rights in the Company's products; risks relating to results from clinical trials of the Company's products, which may be unfavorable or perceived as unfavorable; the Company's history of losses and significant accumulated deficit; risks associated with product liability claims, insurance and recalls; risks relating to use of the Company's products in unapproved circumstances, which could expose the Company to liabilities; risks relating to competition in the medical device industry, including the risk that one or more of the Company's competitors may develop more effective or more affordable products; risks relating to the Company's ability to achieve or maintain expected levels of market acceptance for the Company's products, as well as the Company's ability to successfully build its in-house sales capabilities or secure third-party marketing or distribution partners; the Company's ability to convince public payors and hospitals to include the Company's products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks associated with the extensive regulation of the Company's products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks associated with post-market regulation of the Company's products; health and safety risks associated with the Company's products and industry; risks associated with the Company's manufacturing operations, including the regulation of the Company's manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risk of animal disease associated with the use of the Company's products; risks relating to the manufacturing capacity of third-party manufacturers for the Company's products, including risks of supply interruptions impacting the Company's ability to manufacture its own products; risks relating to the Company's dependence on limited products for substantially all of the Company's current revenues; risks relating to the Company's exposure to adverse movements in foreign currency exchange rates; risks relating to the possibility that the Company could lose its foreign private issuer status under U.S. federal securities laws; risks relating to breaches of anti-bribery laws by the Company's employees or agents; risks associated with future changes in financial accounting standards and new accounting pronouncements; risks relating to the Company's dependence upon key personnel to achieve its business objectives; the Company's ability to maintain strong relationships with physicians; risks relating to the sufficiency of the Company's management systems and resources in periods of significant growth; risks associated with consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; risks relating to the Company's ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; risks relating to the Company's ability to successfully enter into fundamental transactions as defined in the Notes issued pursuant to the 2017 Financings; anti-takeover provisions in the Company's constating documents which could discourage a third party from making a takeover bid beneficial to the Company's shareholders; and risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in the Management's Discussion and Analysis for the year ended December 31, 2018 (copies of which may be obtained at www.sedar.com or www.sec.gov). The Company has no intention and undertakes no obligation to update or revise any forward-looking statements beyond required periodic filings with securities regulators, whether as a result of new information, future events or otherwise, except as required by law.

View original content:http://www.prnewswire.com/news-releases/neovasc-announces-treatment-of-1-000th-refractory-angina-patient-with-neovasc-reducer-300844227.html

SOURCE Neovasc Inc.

View original content: http://www.newswire.ca/en/releases/archive/May2019/06/c4729.html

%CIK: 0001399708

For further information: Chris Clark, Chief Financial Officer, Neovasc Inc., 604 248-4138, cclark@neovasc.com; Jeremy Feffer, LifeSci Advisors, LLC, 212-915-2568, jeremy@lifesciadvisors.com

CO: Neovasc Inc.

CNW 08:55e 06-MAY-19

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)
Date:	May 6, 2019	By:	/s/ Chris Clark
Name: Chris Clark Title: Chief Financial Officer